# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Swarmer, Inc, CIK 0002092574
CUSIP: 86989Y109
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 4515 Seton Center Pkwy #330, Austin, Texas (TX), 78759
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-26-034547
Filed by CIK 0001405685

## Reporting persons
- Michael Rapoport: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 548,830; shared voting power 0; sole dispositive power 548,830; shared dispositive power 0; aggregate amount beneficially owned 548,830 (4.99% of the class)
  Comment: Consists of (i) 475,000 shares of common stock of Swarmer, Inc (the "Issuer") held by Broadband Capital Investments LLC ("Broadband") over which Michael Rapp (the "Reporting Person") holds sole voting and dispositive power and (ii) 73,830 shares of common stock issuable upon the exercise of Warrants (as defined in item 4(a) below) over which the Reporting Person holds sole voting and dispositive power. The Warrants are subject to a 4.99% beneficial ownership blocker (the "Blocker"). Accordingly, securities reported in rows (5), (7) and (9) do not show the number of shares of common stock that would be issuable upon full exercise of the Warrants, and the percentage in row (11) gives effect to the Blocker.

## Item 1. Issuer
Name of issuer: Swarmer, Inc
Address of issuer's principal executive offices: 4515 Seton Center Pkwy #330 Austin, TX 78759

## Item 2. Person Filing
Name of person filing:
This statement is being filed by Michael Rapoport.

The Reporting Person has sole voting and dispositive power over the shares and Warrants held by Broadband and the Michael Rappoport Roth IRA (the "IRA"). The Reporting Person is the managing member of Broadband. The Reporting Person has the sole authority and responsibility for the investments made on behalf of Broadband and the IRA, and, as such, the Reporting Person may be deemed to be the beneficial owner of all shares of common stock and Warrants held by Broadband and the IRA, as applicable.
Address of principal business office or, if none, residence: The principal business address for the Reporting Person is 319 Clematis St., Suite 300, West Palm Beach, FL 33401.
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Row (9) of the Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of (i) shares of common stock held by Broadband over which the Reporting Person holds sole voting and dispositive power and (ii) shares of common stock issuable in any combination upon any (x) exercise of warrants (the "Common Warrants") held by the IRA over which the Reporting Person holds sole voting and dispositive power (subject to the limitations of the Blocker) and (y) pre-funded warrants (the "Pre-Funded Warrants" and together with the Common Warrants, the "Warrants") held by Broadband over which the Reporting Person holds sole voting and dispositive power (subject to the limitations of the Blocker) as of the date of the event which requires filing of this statement and is incorporated herein by reference.
Percent of class: Row (11) of the Reporting Person's cover page to this Schedule 13G sets forth the percent of class of securities set forth on row (9) as of the date of the event which requires filing of this statement and is incorporated herein by reference after giving effect to the Blocker. The Company's Current Report on Form 8-K filed on March 18, 2026 indicates there were 10,998,609 shares of common stock outstanding as of the completion of the offering of the common stock referred to therein
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row (5) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row (6) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row (7) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row (8) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Michael Rapoport: /s/ Michael Rapoport, Michael Rapoport (05/12/2026)